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                  UNITED STATES
       SECURITIES AND EXCHANGE COMMISSION
             Washington, D.C. 20549

                  SCHEDULE 13G

    Under the Securities Exchange Act of 1934
            (Amendment No.        )*

               R.H. Phillips, Inc.
                (Name of Issuer)

                  Common Stock
         (Title of Class of Securities)

                   749573 101
                 (CUSIP Number)

Check the following box if a fee is being paid with this statement    . (A fee
is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 749573 101                13G                 Page 1 of 2 Pages

1         NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     David L. Gemmer
     ###-##-####

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A
     GROUP
                                        (a)
                                        (b)

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

NUMBER OF 5    SOLE VOTING POWER
SHARES              256,336
BENEFICIALLY   6    SHARED VOTING POWER
OWNED BY
EACH           7    SOLE DISPOSITIVE POWER
REPORTING
PERSON         8    SHARED DISPOSITIVE POWER
WITH

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

     256,336

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
     EXCLUDES CERTAIN SHARES*

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
     9

     4.3% (formerly 5.53%, below 5% due to additional shares issued)

12   TYPE OF REPORTING PERSON*

     Individual
      *SEE INSTRUCTION BEFORE FILLING OUT!
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(c) Number of shares as to which such person has:
     (i) sole power to vote or to direct the vote
     (ii) shared power to vote or to direct the vote
     (iii) sole power to dispose or to direct the disposition of
     (iv) shared power to dispose or to direct the disposition of

Instruction: For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

Item 5. Ownership of Five Percent or Less of a Class
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more
than five percent of the class of securities, check the following   X.

Item 6. Ownership of More than Five percent on Behalf of Another Person.
     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
     If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

Item 8. Identification and Classification of Members of the Group
     If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under Item 3(h) and attach an exhibit stating the identity and
Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c). Attach an exhibit stating the identity of each member of the group.

Item 9. Notice of Dissolution of Group
     Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Item 10. Certification
     The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              February 6, 1997
                              Date
                              //s/ David L. Gemmer
                              Signature
                              David L. Gemmer/
                              Board of Advisors
                              Name/Title